

Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Statement Date:	01-Jul-11
Payment Date:	01-Jul-11
Prior Payment:	03-Jan-11
Next Payment:	03-Jan-12
Record Date:	28-Jun-11

Reporting Package Table of Contents

Issue Id:	SAT00502
Monthly Data File Name:	SAT00502_201107_3.ZIP

Closing Date:	27-Jan-05
First Payment Date:	1-Jul-05
Rated Final Payment: Date:	1-Jan-27

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

WAC: 8.160972%
WAMM: 211

Grantor Trust

Class	Original Face Value (1)		Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP			Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
A	25,000,000.00		25,000,000.00	0.00	0.00	0.00	25,000,000.00	859,375.00	0.00	6.8750000000%
03738Q204			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	34.375000000	0.000000000	Fixed
B	3,365,000.00	N	3,365,000.00	0.00	0.00	0.00	3,365,000.00	160,749.42	0.00	0.0000000000%
03738QAA3			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	47.771001486	0.000000000	
Total	25,000,000.00		25,000,000.00	0.00	0.00	0.00	25,000,000.00	1,020,124.42	0.00	

Total P&I Payment	1,020,124.42

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

29-Jun-2011 - 17:45 (V894-V896) © 2011 Bank of America Corporation

Page 2 of 9

Bank of America Merrill Lynch

Statement Date: 01-Jul-11
Payment Date: 01-Jul-11
Prior Payment: 03-Jan-11
Next Payment: 03-Jan-12
Record Date: 28-Jun-11

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	1,020,124.42
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	1,020,124.42
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	1,020,124.42
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	1,020,124.42

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	1,020,124.42
Remittance P&I Due Certs	1,020,124.42

Pool Balance Summary

	Balance	Count
Beginning Pool	25,000,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	25,000,000.00	2

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Statement Date:	01-Jul-11
Payment Date:	01-Jul-11
Prior Payment:	03-Jan-11
Next Payment:	03-Jan-12
Record Date:	28-Jun-11

Bond Interest Reconciliation

| | Accrual | | Pass Thru Rate | Accrued Certificate Interest | Deductions | | | Additions | | | | Distributable Certificate Interest (2) | Interest Payment Amount | Current Period (Shortfall)/ Recovery | Remaining Outstanding Interest Shortfalls | Credit Support | |
Class	Method	Days			Allocable PPIS	Deferred & Accretion Interest	Interest Loss/Exp	Prior Int. Short-falls Due	Int Accrual on Prior Shortfall (3)	Prepay-ment Penalties	Other Interest Proceeds (1)					Original	Current(4)
A	30/360	180	6.8750000000%	859,375.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	859,375.00	859,375.00	0.00	0.00	NA	NA
B	30/360	180	0.0000000000%	160,749.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	160,749.42	160,749.42	0.00	0.00	NA	NA
				1,020,124.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,020,124.42	1,020,124.42	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Statement Date:	01-Jul-11
Payment Date:	01-Jul-11
Prior Payment:	03-Jan-11
Next Payment:	03-Jan-12
Record Date:	28-Jun-11

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Bank of America, National Association	0.00	0.0000%

Underlying Information

Name	Aon Capital A 8.205% trust preferred capital securities due January 1, 2027
Cusip	037388AE5
Balance	$25,000,000.00
Current Rate	8.205%
Next Rate	8.205%
Amount Received	$1,025,625.00
Ratings Moody/S&P/Fitch	WR/BBB-/BBB

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Statement Date:	01-Jul-11
Payment Date:	01-Jul-11
Prior Payment:	03-Jan-11
Next Payment:	03-Jan-12
Record Date:	28-Jun-11

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Statement Date:	01-Jul-11
Payment Date:	01-Jul-11
Prior Payment:	03-Jan-11
Next Payment:	03-Jan-12
Record Date:	28-Jun-11

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
A	03738Q204	NR	Ba3	BBB-		Baa3 2/2/05	
B	03738QAA3	NR	Baa3	BBB-			

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Aon Capital Security Backed
Series 2005-2

Statement Date: 01-Jul-11
Payment Date: 01-Jul-11
Prior Payment: 03-Jan-11
Next Payment: 03-Jan-12
Record Date: 28-Jun-11

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Statement Date: 01-Jul-11
Payment Date: 01-Jul-11
Prior Payment: 03-Jan-11
Next Payment: 03-Jan-12
Record Date: 28-Jun-11

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.